EXHIBIT 12 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES For Year Ended December 31, 2001 (Dollar Amounts in Thousands)
	Monongahela Power Company
	2001	2000	1999	1998	1997
Earnings:
Net income	$ 89,457	$ 94,579**	$ 92,327	$ 82,425	$ 80,529
Fixed charges (see below)	58,111	49,086	36,034	38,723	40,769
Income taxes	38,548	52,484**	40,726	49,421	47,406
Amortization of capitalized interest	30	5	-	-	-
Income distributions of investees	7,673	8,640	-	-	-
Less: capitalized interest	(1,911)	(487)	-	-	-
Less: income from unconsolidated investees	(5,008)	(5,907)	-	-	-
Total earnings	$186,900	$198,400**	$169,087	$170,569	$168,704
Fixed Charges:
Interest on long-term debt	$50,846	$41,953	$31,962	$32,363	$36,076
Other interest	3,984	3,785	2,641	3,790	2,654
Estimated interest component of rentals	3,281	3,348	1,431	2,570	2,039
Total fixed charges	$58,111	$49,086	$36,034	$38,723	$40,769
Ratio of Earnings to Fixed Charges	3.22	4.04	4.69	4.40	4.14
**Excludes the effect of the extraordinary charge.